SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment 3)*

Dell Technologies Inc.

(Name of Issuer)

Class V Common Stock, par value $0.01 per share

(Title of Class of Securities)

24703L103

(CUSIP Number)

Andrew Langham

Icahn Capital LP

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 3 to the Schedule 13D relating to the shares of Class V Common Stock, par value $0.01 per share (“Shares”), issued by Dell Technologies Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on October 15, 2018, as previously amended (the “Schedule 13D”), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

On October 31, 2018, the Reporting Persons filed an action pursuant to Section 220 of the Delaware General Corporation Law against the Issuer (the “220 Complaint”). A copy of the press release relating to the 220 Complaint is attached hereto as Exhibit 1 and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

1.	Press Release, dated November 1, 2018.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2018

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D/A No. 3 – Dell Technologies Inc.]